Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-131938)

Below is a press release released by LAN Airlines S.A. on September 27, 2011

LAN INFORMS THAT IT HAS DELIVERED ALL INFORMATION REQUIRED BY THE TDLC IN A TRANSPARENT AND ACCURATE MANNER AND THAT IT IS IN COMPLIANCE WITH THE SELF-REGULATORY FARE PLAN

Santiago, September 27, 2011– LAN Airlines S.A. (NYSE: LFL / IPSA: LAN) (“LAN”), announced that a Board Meeting held today analyzed the resolution of the Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust court, regarding the merger between LAN and TAM S.A. (“TAM”), including the impact of the mitigation measures it imposed. The company confirms that during the course of this week it will continue to analyze said measures, their impact and effects.

As part of its analysis, the Board of Directors has considered it necessary to clarify that LAN is in compliance with the self-regulatory fare plan, as is effectively also recognized by the TDLC, and that it has provided in a transparent, timely and accurate manner all information that was required by the Antitrust Court.

Today, the company also filed a request before the TDLC requesting it to correct a series of numerical calculation errors that appear in the referred resolution which derived in affirmations and conclusions, currently of public concern, which affect the reputation of the company and its employees.

The resolution contains errors regarding the numerical calculation of LAN’s yields (revenues per passenger-kilometer on each route), which resulted in the TDLC questioning the information delivered by the company to the TDLC as well as to the Junta Aeronáutica Civil, Chile’s aviation authority, in the framework of its self-regulatory fare plan. Such errors led the TDLC to significantly overestimate both the yields and the revenues generated by the routes included in their calculations, questioning the conclusions of specialists’ reports commissioned by LAN and presented to the TDLC to demonstrate the company’s affirmations that its fares on domestic flights within Chile are on average lower than those in the United States domestic market.

Finally, LAN highlights that, considering its ongoing analysis and the course of action it may pursue, the company continues advancing with the actions necessary to complete the transaction and is confident that it will conclude the merger process with TAM during the first quarter of 2012.

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 76 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 93 additional international destinations through its various code share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 125 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com or www.oneworldalliance.com.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.